                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )
                                              -


                            Supreme Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                     Common
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    868607102
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                                 (CUSIP Number)



                                December 31, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ( x )    Rule 13d-1(b)

         (   )    Rule 13d (c)

         (   )    Rule 13d-1(d)

CUSIP No. 868607102                                          PAGE  2  of   6
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(1)      NAMES OF REPORTING PERSONS SS OR IRS IDENTIFICATION NOS. OF ABOVE
         PERSONS

         a.       Wachovia Corporation                  56-1473727
         b.       Wachovia Bank, National Association   56-0927594
         ----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    a.       (  )
         (See Instructions)                                  b.       (  )

         ----------------------------------------------------------------------

(3)      SEC USE ONLY

         ----------------------------------------------------------------------

(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         a.     Wachovia Corporation                             North Carolina
         b.     Wachovia Bank, National Association              United States

         ----------------------------------------------------------------------

NUMBER OF SHARES    (5)    SOLE VOTING POWER                            480,656
  BENEFICIALLY      -----------------------------------------------------------
 OWNED BY EACH
REPORTING PERSON    (6)    SHARED VOTING POWER                                0
      WITH          -----------------------------------------------------------

                    (7)    SOLE DISPOSITIVE POWER                       480,656

                    -----------------------------------------------------------
                    (8)    SHARED DISPOSITIVE POWER                           0

                    -----------------------------------------------------------

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   480,656

         ----------------------------------------------------------------------

(10)     CHECK IF AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
         (See Instructions)                                               (  )

         ----------------------------------------------------------------------

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                5.21%

         ----------------------------------------------------------------------

(12)     TYPE OF REPORTING PERSONS (See Instructions)

         a.     Wachovia Corporation                                     HC
         b.     Wachovia Bank, National Association                      BK

         ----------------------------------------------------------------------

CUSIP No.  868607102                                               Page 3 of 6
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ITEM 1 (a)        NAME OF ISSUER:

                  Supreme Industries, Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  65140 US 33 East
                  PO Box 237
                  Goshen, IN  46526

ITEM 2 (a)        NAME OF PERSONS FILING:

                  Wachovia Corporation; and Wachovia Bank, National Association

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Wachovia Corporation
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

                  Wachovia Bank, National Association
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

ITEM 2 (c)        CITIZENSHIP:

                  Wachovia Corporation                        North Carolina
                  Wachovia Bank, National Association         United States

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:

                  Common

ITEM 2 (e)        CUSIP NUMBER:

                  868607102

CUSIP No. 868607102                                                 Page 4 of 6
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ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B), OR 13D-3 (B) CHECK WHETHER THE PERSON FILING IS A:

                  (a)      (  )     Broker or Dealer registered under Section 15
                                    of the Act,

                  (b)      (X)      Bank as defined in Section 3 (a) (6) of the
                                    Act,

                  (c)      (  )     Insurance Company as defined in Section 3
                                    (a) (19) of the Act,

                  (d)      (  )     Investment Company registered under Section
                                    8 of the Investment Company Act,

                  (e)      (  )     Investment Advisor registered under Section
                                    203 of the Investment Advisor Act of 1940,

                  (f)      (  )     Employee Benefit Plan Pension Fund which is
                                    subject to the provisions of the Employee
                                    Retirement Income Security Act of 1974 or
                                    Endowment Fund.

                  (g)      (X)      Parent holding Company, in accordance with
                                    240.13d-1 (b) (ii) (G), (Wachovia
                                    Corporation)

                  (h)      (  )     Group, in accordance with Rule 13d-1 (b) (1)
                                    (ii) (H)

ITEM 4            OWNERSHIP:

                  The following information is as of December 31, 2000:

                  (a)      Amount Beneficially Owned:                                          480,656

                  (b)      Percent of Class:                                                      5.21%

                  (c)      Number of Shares as to which such person has:

                           (i)    Sole power to vote or to direct the vote                     480,656
                           (ii)   Shared power to vote or to direct the vote                         0
                           (iii)  Sole power to dispose or to direct the disposition of        480,656
                           (iv)   Shared power to dispose or to direct the disposition of            0

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                         N/A

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                         N/A

CUSIP No. 868607102                                                 Page 5 of 6
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ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Included are the following subsidiaries of Wachovia Corporation - HC:

                  Wachovia Bank, National Association - BK (wholly owned subsidiary of Wachovia Corporation)

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                         N/A

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                         N/A

CUSIP No.  868607102                                                Page 6 of 6
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ITEM 10           CERTIFICATION:

                           By signing below, I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2001

For:     WACHOVIA CORPORATION


         By:  /s/ William M. Watson, Jr.
             ---------------------------------------------
              William M. Watson, Jr.
              Senior Vice President, Counsel and Secretary



For:     WACHOVIA BANK, NATIONAL ASSOCIATION


         By:  /s/ William M. Watson, Jr.
             ---------------------------------------------
              William M. Watson, Jr.
              Senior Vice President, Counsel and Secretary


             AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY
                   FILED AS EXHIBIT A IN THE INITIAL FILING.